

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Justin English
Chief Executive Officer
Salt Blockchain Inc.
c/o Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103

> **Re: Salt Blockchain Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed July 9, 2021**
> **File No. 000-56283**

Dear Mr. English:

We have reviewed your amended filing and have the following comments in addition to the letter sent on July 9, 2021. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

Borrower Collateral and Custody Assets, page F-10

1. In order to help us further evaluate your response to prior comment 17 in our letter dated June 8, 2021, please provide a more robust accounting analysis as to whether digital assets deposited as collateral meet the definition of a Salt asset. Please include in your response, but do not limit it to, the following:
   - Analyze whether the custodied assets meet the definition of a Salt asset, as defined for accounting purposes.
   - Whether the assets are part of Salt's bankruptcy estate and the legal basis for your conclusion.
   - Clarify the meaning and import of your assertion that, "The customer agrees to treat such account as a 'securities account' and the digital assets as 'financial assets' in each

case under the Uniform Commercial Code," and whether absent such agreement, applicable law would reach the same treatment.
- Further elaboration on your assertion the customer has control of the account opened with Salt, but Salt has control over the digital asset and how those distinctions were considered in and impact your accounting analysis.
- Clarify whether Salt has the ability to benefit from changes in the value of the digital assets.

2.   In order to help us further evaluate your response to prior comment 18 in our letter dated June 8, 2021, please provide us with the following information:
- Tell us what you mean when you state that the Company transfers digital assets for the purpose of collateralizing loans as the lender. It is our understanding that you receive collateral as the lender. Clarify for us when you would transfer collateral as the lender and to whom you are transferring the collateral to.
- In situations where you transfer digital assets for the purpose of collateralizing loans as the borrower, you state that the loans do not meet all the criteria in ASC 860-10-40-5, therefore you do not account for the transfer of financial assets as sales, rather as secured borrowings. As digital assets are typically non-financial assets (i.e. intangible assets), please tell us what financial assets you are referring to.
- In situations where you borrowed digital assets, you state that the borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in fair value of the underlying crypto asset. The host contract is not accounted for as a debt instrument because it is not a financial liability, is carried at fair value of the assets acquired and reported in crypto asset borrowings in the consolidated balance sheets. Please tell us where this accounting policy is located in your financial statement footnotes. Revise to disclose a more fulsome accounting analysis under ASC 815, including how you determined what the host instrument is and the related accounting.
- In situations where you borrowed digital assets, you state that the term of the borrowing can be repayable at the option of the Company or the lender. Please provide us a more fulsome accounting analysis that details how you evaluated the nature of the borrowing if repayable at your option.
- Clarify how the Company's assessment of digital asset impairment on a monthly basis is consistent with ASC 350.
- Please clarify which transferred assets you are referring to when you state that the company considers the transferred assets to be akin to noncash collateral.
- We note your borrowings of USDC totaling $8,500,000 at December 31, 2020 and presented in notes payable on your consolidated balance sheets. Further, we note you entered into an additional borrowings during 2021, collateralized by repledged customer collateral. Last, we note you accept USDC as collateral in cases where you are the lender. Please tell us how you account for any USDC that you hold and USDC that you repledge, including the applicable accounting literature.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance